May 2, 2014

Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Dorian LPG Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed May 2, 2014

File No. 333-194434

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 21, 2014.  By letter dated February 14, 2014, the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein.  The first publicly-filed registration statement on Form F-1 (the “Filed Registration Statement”) was filed with the Commission on March 7, 2014.  By letter dated March 20, 2014, the Staff provided the Company with its comments regarding the Filed Registration Statement and the prospectus included therein.  The first amended registration statement on Form F-1 (the “First Amended Registration Statement”) was filed with the Commission on March 31, 2014.  By letter dated April 10, 2014, the Staff provided the Company with its comments regarding the First Amended Registration Statement and the prospectus included therein.  The second amended registration statement on Form F-1 (the “Second Amended Registration Statement”) was filed with the Commission on April 17, 2014.  By letter dated April 23, 2014, the Staff provided the Company with its comments regarding the Second Amended Registration Statement and the prospectus included therein.  The third amended registration statement on Form F-1 (the “Third Amended Registration Statement”) was filed with the Commission on April 28, 2014.  By letter dated May 1, 2014, the Staff provided the Company with its comments regarding the Third Amended Registration Statement (the “Comment Letter”).  This letter, together with the fourth amended registration statement on Form F-1 (the “Fourth Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, is being publicly filed with the Commission today via EDGAR.

We respond to your numbered comments in the Comment Letter as follows:

Item 8. Exhibits and Financial Statement Schedules, page II-4

1. Please revise the descriptions of Exhibits 5.1 and 8.1 to remove the phrases “Form of.”

The Company has revised the descriptions of Exhibits 5.1 and 8.1 to remove the phrases “Form of.”

2. Please revise the exhibit index to annotate that certain portions of Exhibit 10.3 have been omitted based upon a request for confidential treatment and that the omitted portions have been separately filed with the Commission. Refer to Section II.D.5 of Staff Legal Bulletin No.1 (with Addendum) dated July 11, 2001.

The Company has revised the exhibit index to annotate that certain provisions of Exhibit 10.3 have been omitted based upon a request for confidential treatment and that the omitted portions have been separately filed with the Commission.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours,
SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:                                Donald E. Field

Claire Erlanger

Linda Cvrkel